================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                 AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934
                           ---------------------------

                      KRUPP REALTY LIMITED PARTNERSHIP - V
                            (Name of Subject Company)

                      KRUPP REALTY LIMITED PARTNERSHIP - V
                        (Name of Person Filing Statement)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                   501128 30 0
                      (CUSIP Number of Class of Securities)

                           ---------------------------

                                Douglas S. Krupp
                              The Krupp Corporation
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 523-7722

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) filing Statement)

                                    COPY TO:

 Scott D. Spelfogel, Esq.                         James M. Dubin, Esq.
     The Berkshire Group                Paul, Weiss, Rifkind, Wharton & Garrison
     One Beacon Street                         1285 Avenue of the Americas
Boston, Massachusetts 02108                  New York, New York  10019-6064
     (617) 574-8385                                 (212) 373-3000


================================================================================

         This statement constitutes Amendment No. 3 to the initial Tender Offer Statement on Schedule 14D-9, dated December 2, 1999, as amended on December 21, 1999 and December 30, 1999 (as amended, the "SCHEDULE 14D-9"), of Krupp Realty Limited Partnership - V (the "PARTNERSHIP") relating to the offer of ERP Operating Limited Partnership, an Illinois limited partnership ("ERP"), to purchase units of investor limited partnership interest (the "UNITS") of the Partnership. The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-9.


ITEMS 1.- 9.

         Except as follows, incorporated by reference from the Partnership's
Schedule 14D-9 and the Cover letters to Unit holders, dated December 2, 1999, December 21, 1999, and December 30, 1999.


ITEM 2.  TENDER OFFER OF THE BIDDER

         This statement relates to a third unsolicited offer by ERP disclosed in Amendment No. 2, dated December 23, 1999 ("AMENDMENT NO. 2"), to its Tender Offer Statement on Schedule 14D-1, dated November 23, 1999, as amended on December 15, 1999 (as amended, the "SCHEDULE 14D-1"), to purchase up to 35,190 Units at a price of $1,100 per Unit, in cash, less the amount of any distributions declared or made with respect to the Units between December 23, 1999 and January 21, 2000, or such other date to which its offer may be extended, upon the terms and subject to the conditions set forth in ERP's Offer to Purchase, dated November 23, 1999, the amendments to the Offer to Purchase, dated December 15, 1999, and December 23, 1999, respectively, and the related Letters of Transmittal (which collectively constitute the "THIRD ERP OFFER" and are contained within the Schedule 14D-1 and Amendment No. 2 thereto).

         Under the Third ERP Offer, ERP will not purchase Units unless a minimum of 51% of the issued and outstanding Units are tendered to ERP. In addition, ERP will only purchase 99% of the total number of Units tendered by each holder of Units (a "UNITHOLDER") if ERP's purchase of all tendered Units would result in there being less than 350 Unitholders. The Partnership has 35,200 Units issued and outstanding held by approximately 2,100 Unitholders as of December 31, 1998. An affiliate of ERP already owns an interest in ten Units. If ERP were to purchase the 35,190 Units being offered for, it and its affiliates would own 100% of the outstanding Units.


ITEM 3.  IDENTITY AND BACKGROUND

         (a) - (b) The following language should be read together with "Item 3. Identity and Background" of the Schedule 14D-9.

THIRD MERGER PROPOSAL

         On January 4, 1999, the Partnership received a revised acquisition proposal from KR5 Acquisition, L.L.C., a newly formed Delaware limited liability company affiliated with the general partners of the Partnership ("KR5 ACQUISITION"), to acquire outstanding Units for $1,200 per Unit in cash (the "THIRD MERGER PROPOSAL"). The proposed transaction would be structured as a merger of the Partnership into KR5 Acquisition, in which all outstanding partnership interests other than those held by affiliates of the general partners and certain current limited partners who will be reinvesting their Units in KR5 Acquisition (the "INVESTORS"), would receive the $1,200 per Unit merger price, which amount will not be reduced by distributions declared or made by the Partnership to Unitholders, including the $20 per Unit distribution expected to be made by the Partnership to Unitholders in February 2000. The Third Merger Proposal is subject to certain conditions, including the approval of the merger and necessary amendments to the partnership agreement by the holders of a majority of the Units. The Third Merger Proposal is not subject to a financing condition. The Investors, who own approximately 11% of the outstanding Units, have agreed to vote in favor of the Third Merger Proposal. The general partners of the Partnership intend to cause the Partnership to distribute proxy materials to Unitholders to seek approval of the Third Merger Proposal and related amendments to the Partnership's partnership agreement, and presently anticipate that if all conditions to the Third Merger Proposal are satisfied, consummation of the merger would occur in the first quarter of 2000. However, there is no assurance that the Third Merger Proposal will be consummated or that it will not be delayed.


ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         Following receipt of the Third ERP Offer, The Krupp Corporation, a Massachusetts corporation and the corporate general partner of the Partnership (the "CORPORATE GENERAL PARTNER"), reviewed and considered the Third ERP Offer. The Corporate General Partner has determined that the Third ERP Offer is not in the best interests of the Unitholders, and recommends that Unitholders reject the Third ERP Offer and not tender their Units pursuant thereto.

         In reaching its conclusion described in the paragraph above, the Corporate General Partner considered a number of factors, including the following:

                  (i) The Third Merger Proposal provides Unitholders with an additional $120, or 10.9%, per Unit in cash over the Third ERP Offer, after taking into account the $20 per Unit distribution expected to be made by the Partnership in February 2000.1/ The Corporate General Partner believes that this price differential is large enough to compel its recommendation of the Third Merger Proposal. The Third Merger Proposal remains, however, subject to certain conditions, including the approval of the proposed merger and necessary amendments to the Partnership's partnership agreement by the holders of a majority of the Units, which is expected to be sought this quarter.

-------------------------

1/ Because the record date for the distribution is February 1, 2000, ERP will retain the $20 per Unit distribution, assuming the expiration of the Third ERP Offer on January 21, 2000.

                  (ii) In August 1999, an independent real estate valuation firm prepared an appraisal of the properties owned by the Partnership, which indicated to KR5 Acquisition a value per Unit of approximately $864, after taking into account the Partnership's liabilities and other assets as of September 30, 1999 and mortgage debt-related expenses. The Third Merger Proposal represents an additional 41.2% per Unit in cash over the appraised value of the Properties, after taking into account the anticipated February Partnership distribution.

                  (iii) Unlike the case of the Third ERP Offer, the Third KR5 Proposal enables Unitholders to receive a $20 per Unit distribution in February 2000 in addition to the $1,200 per Unit to be paid in the merger, if consummated.

                  (iv) The fact that the Third ERP Offer will only be made if 51% of the Units are tendered to ERP. Consequently, Unitholders who do not wish to tender their Units to ERP will likely encounter increased difficulty in selling their Units at a fair price in light of the already illiquid secondary market for Units.

                  (v) The fact that ERP will only purchase 99% of the total number of Units tendered by each Unitholder if ERP's purchase of all tendered Units would result in there being less than 350 Unitholders. Consequently, Unitholders may be forced to retain a minor interest in the Partnership which will likely be difficult to sell and which will require the annual filing and reporting of Schedule K-1 tax information by Unitholders.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         This document does not constitute a solicitation of proxies or consents from holders of Units. Any such solicitation that may be made by the Partnership will be made only pursuant to separate materials complying with the requirements of Section 14(a) of the Securities and Exchange Act of 1934, as amended, and the rules and regulations thereunder.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

1.                  Cover letter to Unit holders from the
                    Partnership dated December 2, 1999.*

2. The Amended Agreement, dated as of July 27, 1983, by and among The Krupp Company
                    Limited Partnership II and The Krupp
                    Corporation, as general partners, The Krupp
                    Company Limited Partnership II, as the
                    Original Limited Partner, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the such Agreement.*

3. Park Place Property Management Agreement, dated as of January 1, 1994, between the Partnership and Berkshire Realty Enterprises
                    Limited Partnership.*

4.                  Amendment to Park Place Property
                    Management Agreement between the
                    Partnership and Berkshire Realty Enterprises
                    Limited Partnership, dated as of January 1,
                    1996.*

5.                  Century II Apartments Property Management
                    Agreement, dated as of January 1, 1996,
                    between the Partnership and Berkshire Realty
                    Enterprises Limited Partnership.*

6.                  Cover letter to Unit holders from the
                    Partnership dated December 21, 1999.*

7.                  Cover letter to Unit holders from the
                    Partnership dated December 30, 1999.*

8.                  Cover letter to Unit holders from the
                    Partnership dated January 4, 2000.
-------------------------
* Previously filed.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2000


                                        KRUPP REALTY LIMITED PARTNERSHIP - V

                                        By:  The Krupp Corporation, a
                                             general partner


                                        By:  /s/ Douglas S. Krupp
                                             -----------------------------
                                        Name:    Douglas S. Krupp
                                        Title:   President and Co-Chairman
                                                 of the Board

                                  EXHIBIT INDEX

Exhibit                  Description                                       Page
-------                  -----------                                       ----

1.                     Cover letter to Unit holders from the
                       Partnership dated December 2, 1999.*

2.                     The Amended Agreement, dated as of
                       July 27, 1983, by and among The Krupp
                       Company Limited Partnership II and The
                       Krupp Corporation, as general partners, The
                       Krupp Company Limited Partnership II, as the Original Limited Partner, and those persons who have been admitted to the Partnership as Investor Limited Partners pursuant to the terms of the such Agreement.*

3.                     Park Place Property Management
                       Agreement, dated as of January 1, 1994, between the Partnership and Berkshire Realty Enterprises Limited Partnership.*

4.                     Amendment to Park Place Property
                       Management Agreement between the
                       Partnership and Berkshire Realty Enterprises
                       Limited Partnership, dated as of January 1,
                       1996.*

5.                     Century II Apartments Property Management
                       Agreement, dated as of January 1, 1996, between the Partnership and Berkshire Realty Enterprises Limited Partnership.*

6.                     Cover letter to Unit holders from the
                       Partnership dated December 21, 1999.*

7.                     Cover letter to Unit holders from the
                       Partnership dated December 30, 1999.*

8.                     Cover letter to Unit holders from the
                       Partnership dated January 4, 2000.

-------------------------

* Previously filed.